SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 001-07155

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

       R.H. Donnelley Profit Participation Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577

R.H. DONNELLEY
PROFIT PARTICIPATION PLAN

INDEX TO FORM 11-K

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the R.H. Donnelley Profit Participation Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the R.H. DONNELLEY PROFIT PARTICIPATION PLAN (the "Plan") at December 31, 2000 and 1999 and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 2000 and reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 13, 2001

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Statements of Net Assets Available for Benefits
(amounts in thousands)

                                                                                                                   December 31,

	2000	1999
ASSETS
Investments, at fair value
Shares of registered investment companies	$ 35,327	$ 49,473
Debt securities	14,046	18,146
R.H. Donnelley Common Stock Fund	5,107	6,097
Loans to participants	2,020	2,553
Total investments, at fair value	56,500	76,269

Contributions receivable from participants and employer	107	--

Total assets	56,607	76,269
LIABILITIES
Accrued liabilities	--	24
Net assets available for benefits	$ 56,607 ======	$ 76,245 ======

The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Statements of Changes in Net Assets Available for Benefits
(amounts in thousands)
	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 1999
Additions:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$ --	$ 9,378
Interest and dividends	2,313	2,639
Contributions:
Employer	1,295	1,584
Participants	3,882	4,669
Rollovers	314	232
Total additions	7,804	18,502

Deductions:
Net realized and unrealized depreciation in fair value of investments	3,696	--
Distributions to participants	22,350	4,795
Administrative fees	4	38
Transfers to other plans	1,392	794

Total deductions	27,442	5,627

Net (decrease) increase in net assets	(19,638)	12,875

Net assets available for benefits at beginning of period	76,245	63,370

Net assets available for benefits at end of period	$ 56,607 ======	$ 76,245 ======

The accompanying notes are an integral part of these financial statements.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Notes to the Financial Statements
December 31, 2000

Note 1. Plan Description

Overview
The R.H. Donnelley Profit Participation Plan (the "Plan") is a defined contribution plan established to provide a convenient way for eligible employees to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following summary provides an overview of major Plan provisions in effect for the years ended December 31, 2000 and 1999 and is provided for general information purposes. Employees that contribute to the Plan or former employees who have assets in the Plan should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility and Contributions
Full-time employees of R.H. Donnelley Corporation (the "Company") are immediately eligible to participate in the Plan on their date of hire. Part-time associates who work at least one thousand hours during the consecutive twelve-month period following their date of hire or in any calendar year thereafter are eligible to participate in the Plan on the first day of the following January.

Participants may contribute in any Plan year up to a maximum of 16% (in whole percent increments) of their included compensation or the maximum before-tax contributions allowed by the Internal Revenue Code ("IRC"), whichever is less. Participants' contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after-tax earnings. The Company makes a matching contribution of 50 cents for each dollar contributed by a participating employee up to a maximum of 6% of each participating employee's salary. The IRC limit on before-tax contributions was $10,500 for 2000 and $10,000 for 1999. To comply with certain provisions of the Tax Reform Act of 1986, as amended (the "Act"), covered compensation for purposes of determining participant contributions was limited to $170,000 for the year ended December 31, 2000 and $160,000 for the year ended December 31, 1999.

Vesting and Investment Options
Participant contributions are fully vested when made. A participant is fully vested in the company contribution portion of their account after three years of service with the Company. In addition, a participant becomes fully vested in company contributions immediately upon attaining age 65 or in the event of death or disability.

The Plan allows participants to allocate their contributions and company contributions to various investment options available under the Plan, subject to certain restrictions as described in the Plan document. Participants are not permitted to invest more than 50% of their account balance or contributions in the R.H. Donnelley Common Stock Fund. Participants may change their allocations at any time.

Distributions and Forfeitures
Retired and permanently disabled participants are eligible to receive a lump sum distribution of the vested portion of their account, or may elect various forms of deferred distribution if their account balance is in excess of $5,000. Terminated participants are eligible to receive only a lump sum distribution.

Participants who leave the Company or are terminated before completing three years of service forfeit the company contribution portion of their account. Forfeited amounts reduce future company contributions. Amounts forfeited for the years ended December 31, 2000 and 1999 totaled $151,000 and $35,000, respectively.

Participant Loans
Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at the Prime rate plus 2%. At December 31, 2000, interest rates for outstanding loans ranged from 8.0% to 12.0%. Principal and interest payments are payable ratably through payroll deductions. The total number of outstanding loans at December 31, 2000 and 1999 were 469 and 550, respectively.

Note 2.  Summary of Significant Accounting Policies

Investment Valuation and Income Recognition
Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the balance sheet date. Investments in debt securities are valued at redemption prices reported by the fund manager. Investments in the R.H. Donnelley Common Stock Fund are valued at the quoted market price at the balance sheet date. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on the trade-date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The net appreciation or depreciation in the fair value of Plan investments consists of realized and unrealized gains and losses.

Contributions and Distributions
Participant contributions are recorded in the period payroll deductions are made. Company contributions are based upon amounts required under the provisions of the Plan. Distributions to participants are recorded when paid.

During 2000, the Company sold its Bell Atlantic and Cincinnati businesses, which resulted in a significant reduction in the number of employees of the Company. As a result, the Plan experienced significant withdrawals of assets. In accordance with the terms of the sale of the Bell Atlantic business, all affected employees associated with the Bell Atlantic business became fully vested in the unvested company contribution portion of their account.

Expenses and Administrative Costs
Transaction and investment manager fees related to the Plan are charged against Plan assets. Trustee fees and other miscellaneous expenses of administering the Plan are borne by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a number of funds that invest in stocks, bonds, fixed income securities and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination
While the Company has not expressed any intent to do so, it may discontinue its contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC. These provisions state that in such an event, all participants of the Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year's presentation. These reclassifications had no impact on previously reported increase (decrease) in net assets or net assets available for benefits.

Note 3. Investment Funds

During 2000 and 1999, participants of the Plan could elect to have their contributions and the company contributions invested in one or more of the following investment funds.

Fidelity Puritan Fund	Invests primarily in high-yield U.S. and foreign equity and debt securities with an emphasis on capital preservation.
Fidelity Equity Income Fund	Invests primarily in income-producing common and preferred stocks and may invest in bonds.
Spartan U.S. Equity Index Fund	Invests in the companies that are included in the Standard & Poor's 500 Index ("S&P 500"). The fund strategy is to match the performance of the S&P 500.
Spartan Extended Market Index Fund

Invests in companies that are included in the Wilshire 4500 Index. The fund strategy is to provide investment results that correspond to the total returns of stocks of small and mid-cap U.S. companies.

Fidelity Blue Chip Growth Fund	Invests primarily in equity securities of well-known, established blue chip companies.
Franklin Small Cap Growth Fund I	Invests in foreign and domestic equity securities issued by companies with market capitalization of less than $1.5 billion at the time of investment.
Fidelity Diversified International Fund	Invests in companies located outside the U.S. The fund focuses on larger companies that are undervalued compared to existing norms in a particular market.
R.H. Donnelley Common Stock Fund	Invests in the common stock of R.H. Donnelley Corporation.
Managed Income Fund

Invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities. The average interest rate for the year ended December 31, 2000 and 1999 was approximately 6.2%.

The fair value of Plan investments was as follows (in thousands):
	December 31,
	2000	1999

Fidelity Puritan Fund	$ 2,443	$ 3,065
Fidelity Equity Income Fund	577	589
Spartan U.S. Equity Index Fund	21,096*	33,726*
Spartan Extended Market Index Fund	3,195	4,093*
Fidelity Blue Chip Growth Fund	2,821	3,384*
Franklin Small Cap Growth Fund I	2,167	1,049
Fidelity Diversified International Fund	3,028	3,567*
R.H. Donnelley Common Stock Fund	5,107*	6,097*
Managed Income Fund	14,046*	18,146*
Participant loans	2,020	2,553
Total investments, at fair value	$56,500 ======	$76,269 ======

* Investments represent more than 5% of total Plan assets as of the beginning of the year.

Net realized and unrealized gains (losses) for Plan investments were as follows (in thousands):
	Year ended December 31,
	2000	1999

Fidelity Puritan Fund	$ (41)	$ (171)
Fidelity Equity Income Fund	4	(41)
Spartan U.S. Equity Index Fund	(2,620)	5,376
Spartan Extended Market Index Fund	(842)	836
Fidelity Blue Chip Growth Fund	(545)	379
Franklin Small Cap Growth Fund I	(409)	323
Fidelity Diversified International Fund	(527)	930
R.H. Donnelley Common Stock Fund	1,284	1,746
Managed Income Fund	--	--
	$ (3,696) ======	$ 9,378 ======

Note 4. Tax Status

The Internal Revenue Service ("IRS") determined and informed the Company in a letter dated July 19, 2000, that the Plan was designed in accordance with applicable requirements of the IRC.

Supplemental Schedules

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2000
Identity of Issue	Shares/Units	Cost	Fair Value
Shares of registered investment companies:
* Fidelity Puritan	129,748	$ 2,561,509	$ 2,443,154
* Fidelity Equity Income	10,805	577,034	577,288
* Fidelity Blue Chip	54,749	3,135,427	2,821,206
* Fidelity Diversified International	138,003	2,866,719	3,027,791
* Spartan Extended Market Index	119,575	3,410,918	3,195,046
* Spartan U.S. Equity Index	450,662	20,320,372	21,095,510
* Franklin Small Cap Growth Fund I	55,088	2,449,911	2,166,623
Subtotal		35,321,890	35,326,618
Debt securities:
* Managed Income Fund	14,046,024	14,046,024	14,046,024
R.H. Donnelley Common Stock Fund	310,438	3,292,735	5,106,740
Participant loans			2,020,112
Total Assets Held for Investment Purposes			$56,499,494 ========

* represents a party-in-interest

R.H. DONNELLEY PROFIT PARTICIPATION PLAN
Schedule of Reportable Transactions
Year Ended December 31, 2000

There were no reportable transactions for the year ended December 31, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

R.H. DONNELLEY PROFIT PARTICIPATION PLAN

(Name of Plan)

By:  /s/ Philip C. Danford

Philip C. Danford

Senior Vice President & Chief Financial Officer

Date: June 26, 2001

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-27144) of R.H. Donnelley Corporation of our report dated June 13, 2001 relating to the financial statements of the R.H. Donnelley Profit Participation Plan, which appears in this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 25, 2001